

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2011

<u>Via E-mail</u>
Mark A. Luden
President and Chief Executive Officer
The Guitammer Company
6117 Maxtown Road
Westerville, OH 43082

Re: The Guitammer Company
         Amendment No. 4 to Form 10-12G
         Filed August 25, 2011
         File No. 000-54331

Dear Mr. Luden:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ John Stickel

                                    John Stickel
                                    Attorney-Advisor